Exhibit 99.1

Sapiens Reports Outstanding ALIS v6.5 Benchmark Results, Processing 10 Million Life Policies in the Cloud

Benchmark results validate Sapiens ALIS v6.5’s ability to efficiently support even the largest life insurers with high volumes of users and policies

Holon, Israel – April 14, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, today announced outstanding benchmark results for Sapiens ALIS v6.5, Sapiens’ core policy administration suite for the life insurance, annuities, savings, pension and medical markets.

The benchmark included 1,600 concurrent online users and 10 million policies, based on a mixed insurance product portfolio typical of a tier-1 life and annuities insurance company. Sapiens used IBM SoftLayer technology from the company’s Dallas center to build a virtual lab fully deployed in an IBM cloud environment.

Comprised of both batch and online tests, the benchmark produced impressive results: the batch run was completed in three hours and the system achieved a sub-second average screen response time.

“Today’s savvy insurance end users and agents expect immediate service,” said Alex Zukerman, vice president of product marketing and strategy at Sapiens. “Life and annuity providers need to provide a unique customer experience for online processing and the ability to connect with external applications and devices, while supporting the processing of significant volumes of data without affecting operations.”

Zukerman added, “The scale of this benchmark definitively demonstrates that Sapiens is ready to support all life insurers, regardless of number of users or policy counts, so they can consolidate multiple legacy systems and provide personalized customer experiences. The suite’s cloud capabilities offer customers an alternative to the traditional in-house installation and provide the flexibility to scale infrastructure as their businesses grow.”

Sapiens ALIS v6.5, a next-generation software suite, enables life insurers to introduce new products to the market more rapidly and efficiently. Carriers can leverage the functional and technology richness embedded in the Sapiens ALIS platform to achieve their ambitious business goals.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. The Sapiens team of over 1,000 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com